Exhibit 1

InterOil Corporation Management Discussion and Analysis For the quarter and nine months ended September 30, 2016 November 14, 2016

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
ABBREVIATIONS AND EQUIVALENCIES	3
CONVERSION	4
OIL AND GAS DISCLOSURES	4
GLOSSARY OF TERMS	4
INTRODUCTION	6
BUSINESS STRATEGY	6
OPERATIONAL HIGHLIGHTS	7
OVERVIEW OF THE PENDING EXXON TRANSACTION	7
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	9
LIQUIDITY AND CAPITAL RESOURCES	15
RISK FACTORS	18
CRITICAL ACCOUNTING ESTIMATES	19
NEW ACCOUNTING STANDARDS	19
NON-GAAP MEASURES AND RECONCILIATION	19
PUBLIC SECURITIES FILINGS	20
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	20

This MD&A (as defined herein) should be read in conjunction with our Condensed Consolidated Interim Financial Statements (as defined herein) and accompanying notes, our Consolidated Financial Statements (as defined herein) and our 2015 AIF (as defined herein). This MD&A was prepared by management and provides a review of our performance for the quarter and nine months ended September 30, 2016, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of financial statements and are presented in United States dollars (“USD” or “$”) unless otherwise specified.

In this MD&A, references to “we,” “us,” “our,” “the Company,” and “InterOil” refer to InterOil Corporation or InterOil Corporation and its subsidiaries as the context requires. Information is presented in this MD&A as at September 30, 2016 and for the quarter and nine months ended September 30, 2016 unless otherwise specified. A listing of specific defined terms can be found in the “Glossary of Terms” section of this MD&A.

Management Discussion and Analysis INTEROIL CORPORATION 1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.

Forward-looking statements include, without limitation, statements regarding the pending transaction with Exxon; the timing to consummate the proposed transaction with Exxon; the ability to satisfy the conditions to consummation of the proposed transaction; our business strategies and plans; plans for and anticipated timing of our exploration and appraisal (including drilling plans) and other business activities and results therefrom; anticipated timing of certain well testing and resource certifications under the Total SSA (as defined herein); characteristics of our properties; construction and development of a proposed liquefaction plant and central processing facility in Papua New Guinea; the timing and cost of such construction and development; commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate or other hydrocarbons; cash flows from operations; sources of capital and its sufficiency; operating costs; contingent liabilities; environmental matters; plans and objectives for future operations; and timing, maturity and amount of future capital and other expenditures and the ability to obtain requisite financing in the future.

Many risks and uncertainties may affect matters addressed in these forward-looking statements, including but not limited to:

•	the risk that we may not be able to close the pending transaction with Exxon in accordance with the terms of the arrangement agreement;
•	uncertainties associated with the pending transaction with Exxon;
•	our financial condition may be adversely affected if there are long term declines in oil and natural gas prices;
•	the uncertainty associated with the availability, terms and deployment of capital;
•	our limited sources of revenue;
•	our ability to obtain and maintain necessary permits, concessions, licenses and approvals from relevant State (as defined herein) authorities to develop our gas and condensate resources within reasonable periods and on reasonable terms or at all;
•	inherent uncertainty of oil and gas exploration;
•	the difficulties with recruitment and retention of qualified personnel;
•	the political, legal and economic risks in Papua New Guinea;
•	landowner claims and disruption;
•	compliance with and changes in Papua New Guinean laws and regulations, including environmental laws;
•	the exploration and production businesses are competitive;
•	the inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;
•	exposure to certain uninsured risks stemming from our operations;
•	contractual defaults;
•	weather conditions and unforeseen operating hazards;
•	compliance with environmental and other government regulations could be costly and could negatively impact our business;
•	general economic conditions, including further economic downturn, availability of credit and the decline in commodity prices, including hydrocarbon commodity prices;
•	risk of legal action against us;
•	law enforcement difficulties;
•	the outcome of the resource certification process for the Elk-Antelope field as applicable to the contingent resource payment contemplated by the pending transaction with Exxon; and
•	dilution of our common shares.

Management Discussion and Analysis INTEROIL CORPORATION 2

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment and qualified personnel in a timely manner to develop resources, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate.

In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

Some of these assumptions and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2015 AIF and in our Management Information Circular dated August 16, 2016.

Further, forward-looking statements contained in this MD&A are made as of the date hereof and, except as required by applicable law, we will not update publicly or revise any of these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ABBREVIATIONS AND EQUIVALENCIES

Abbreviations

Crude Oil and Natural Gas Liquids		Natural Gas
bbl	one barrel equaling 34.972 Imperial gallons or 42 U.S. gallons	btu	British Thermal Units

bblspd	barrels per day	mcf	thousand standard cubic feet

boe(1)	barrels of oil equivalent	mcfpd	thousand standard cubic feet per day

boepd	barrels of oil equivalent per day	MMbtu	million British Thermal Units

bpsd	barrels per stream day	MMbtupd	million British Thermal Units per day

Mbbl	thousand barrels	MMcf	million standard cubic feet

Mboe	thousand barrels of oil equivalent	MMcfpd	million standard cubic feet per day

MMbbls	million barrels	scfpd	standard cubic feet per day

MMboe	million barrels of oil equivalent	Tcfe(2)	trillion standard cubic feet equivalent

MMstb	millions of stock tank barrels	psi	pounds per square inch

WTI	West Texas Intermediate crude oil delivered at Cushing, Oklahoma

bscf	billion standard cubic feet

Note:

(1)	All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)	Tcfe’s may be misleading, particularly if used in isolation. A tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis INTEROIL CORPORATION 3

CONVERSION

This table outlines certain standard conversions between Standard Imperial Units and the International System of Units (metric units).

To Convert From	To	Multiply By
mcf	cubic meters	28.317
cubic meters	cubic feet	35.315
bbls	cubic meters	0.159
cubic meters	bbls	6.289
feet	meters	0.305
meters	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

OIL AND GAS DISCLOSURES

We are required to comply with the Canadian Securities Administrators’ NI 51-101 (as defined herein), which prescribes disclosure of oil and gas reserves and resources. As at December 31, 2015 and in accordance with NI 51-101, (i) GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data for the Elk and Antelope field and Triceratops field; and (ii) RISC Operations Pty Limited, an independent qualified reserve evaluator based in Perth, Australia has evaluated our resources data for the Raptor and Bobcat fields. These evaluations are summarized in our 2015 AIF available at www.sedar.com. We do not have any production or reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the SEC (as defined herein), as at September 30, 2016.

Well flow test results are not necessarily indicative of long-term performance or of ultimate recovery.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.

GLOSSARY OF TERMS

“2015 AIF” means InterOil’s Annual Information Form for the year ended December 31, 2015.

“2015 MD&A” means Management’s Discussion and Analysis for the year ended December 31, 2015.

“ANZ” means Australia and New Zealand Banking Group Limited.

“ANZ Facility” means the $400.0 million senior secured capital expenditure facility on a syndicated basis arranged by ANZ as sole mandated lead arranger and book runner and entered into by the Company on April 21, 2016.

Management Discussion and Analysis INTEROIL CORPORATION 4

“BSP” means Bank of South Pacific Limited.

“Common Shares” means the common shares in the capital of the Company.

“condensate” means a component of natural gas which is a liquid at surface conditions.

“Condensed Consolidated Interim Financial Statements” means the unaudited condensed consolidated interim financial statements for the quarter and nine months ended September 30, 2016.

“Consolidated Financial Statements” means the audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013.

“Credit Suisse” means Credit Suisse A.G.

“Credit Suisse Facility” means the $300.0 million syndicated, senior secured capital expenditure facility entered into by the Company on June 17, 2014 through a consortium of banks led by Credit Suisse.

“EBITDA” represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See “Non-GAAP Measures and Reconciliation”.

“Exxon” means Exxon Mobil Corp., an American multinational oil and gas corporation headquartered in Irving, Texas.

“GAAP” means Canadian generally accepted accounting principles.

“gas” means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Gas may contain sulfur or other non-hydrocarbon compounds.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“LIBOR” means daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London, United Kingdom, wholesale money market.

“LNG” means liquefied natural gas.

“MD&A” means this Management’s Discussion and Analysis for the quarter and nine months ended September 30, 2016.

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators.

“Oil Search” means Oil Search Limited, a company incorporated in PNG, and its subsidiaries.

“Papua LNG Project” means the Elk-Antelope liquefied natural gas joint venture project operated by Total on behalf of the PRL 15 Joint Venture, which includes Total, Oil Search and us.

“PGK” means the kina, currency of PNG.

“PPL” means the Petroleum Prospecting License, an exploration tenement granted under the PNG Oil and Gas Act 1998.

“PRE” means Pacific Exploration and Production Corporation (formerly Pacific Rubiales Energy Corporation), a company incorporated under the laws of British Columbia, Canada.

Management Discussion and Analysis INTEROIL CORPORATION 5

“PRL” means the Petroleum Retention License, the tenement granted under the PNG Oil and Gas Act 1998 to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas discovery.

“PRL 15 Joint Venture” means the current license holders in respect of PRL 15 and parties to the Elk/Antelope JVOA, dated September 26, 2013 (as amended and restated).

“Puma” means Puma Energy Pacific Holdings Pte Ltd.

“SEC” means the United States Securities and Exchange Commission.

“SocGen” means Société Generale Hong Kong branch.

“State” or “PNG” means the independent State of Papua New Guinea.

“Total” means Total S.A., a French multinational integrated oil and gas company and its subsidiaries.

“Total SSA” means the share purchase agreement under which Total acquired, through the purchase of all of the shares of SPI (200) Limited (now known as Total E&P PNG Limited), a wholly owned subsidiary, a gross 40.1275% interest in PRL 15.

“UBS” means UBS A.G.

“Westpac” means Westpac Bank PNG Limited.

INTRODUCTION

We are an independent oil and gas business with a sole focus on Papua New Guinea. Our assets include the Elk-Antelope, Triceratops, Raptor and Bobcat fields in the Gulf Province of Papua New Guinea, and exploration licenses covering about 16,000 square kilometers (about 4 million acres) in Papua New Guinea. We have our main offices in Singapore and Port Moresby. We are listed on the New York Stock Exchange and the Port Moresby Stock Exchange. At September 30, 2016, we had 85 full-time employees.

On July 21, 2016, the Company and Exxon announced that they had entered into an arrangement agreement under which Exxon would acquire all of the outstanding Common Shares pursuant to a statutory plan of arrangement under the Business Corporations Act (Yukon). Refer to “Overview of the Pending Exxon Transaction” for further details.

BUSINESS STRATEGY

Our strategy is to unlock significant value to shareholders by finding oil and gas safely and competitively; enabling its development through the right partnerships, funding and project development capability; co-developing these opportunities to producing assets whilst maintaining a material interest; and repeating this process to fully exploit our acreage position. The focus areas for our strategy are to:

-	Continue to develop as a prudent and responsible business operator;

-	Enable our discovered resources;

-	Maximize the value of our exploration assets; and

-	Position for long-term success.

Further details of our business strategy can be found under the heading “Business Strategy” in our 2015 AIF available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION 6

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter is as follows:

•	PRL 15 – Appraisal Program
-	On May 20, 2016, the PRL15 Joint Venture approved the drilling of a further appraisal well, Antelope-7, which spudded on November 2, 2016. Consequently, in June 2016 we adjusted the expected cash flow timing of the interim resource payment under the Total SSA from September 2016 to March 2017 to take into account the drilling of Antelope-7, and in September 2016 we further adjusted the timing from March 2017 to April 2017 to take into account the timing of the spudding of Antelope-7.

•	PRL15 License Extension Application
-	On May 27, 2015, the operator of the PRL15 Joint Venture, lodged an extension application with the PNG Department of Petroleum and Energy, in respect of PRL 15 which was due to expire on 29 November 2015 (the “Extension Application”). As part of the Extension Application, the PRL 15 Joint Venture proposed new work programs and commitments for the extension term.
-	The Extension Application is still being considered. Pursuant to section 45(10) of the PNG Oil and Gas Act 1998, PRL 15 is deemed to continue in full force and effect until the Extension Application is determined.

•	Papua LNG Project
-	During the second and third quarters of 2016, the PRL 15 Joint Venture continued work on the compilation of the basis of design for the Papua LNG Project, supported by the results of numerous site surveys which have been completed to date. These surveys include metocean, geophysical, geotechnical, topographical and environmental surveys. The PRL 15 Joint Venture also continued discussions on LNG marketing and project financing for development of the Papua LNG Project.

OVERVIEW OF THE PENDING EXXON TRANSACTION

On July 21, 2016, the Company and Exxon announced that they had entered into an arrangement agreement under which Exxon agreed to acquire all of the outstanding Common Shares. Under the terms of the transaction, holders of Common Shares would receive, in exchange for each Common Share (including each Common Share issued to holders of restricted share units pursuant to the transaction):

•	US$45.00 of shares of Exxon, calculated based on the volume weighted average price of Exxon’s shares on the New York Stock Exchange for the ten (10) consecutive trading days ending on the second trading date immediately prior to closing of the transaction; and

•	the right to receive a contingent resource payment equal to an additional cash payment of $7.07 per Common Share for each tcfe gross resources certification of the Elk-Antelope field above 6.2 tcfe, up to a maximum of 10 tcfe.

On September 21, 2016, our shareholders, stock option holders and restricted stock unit holders voted to approve the transaction. The transaction also required approval by the Supreme Court of Yukon and, on October 7, 2016, the Supreme Court of Yukon approved the transaction with Exxon. Subsequent to such approval, a shareholder, Mr. Phil Mulacek, filed a notice of appeal. On November 4, 2016, the Court of Appeal of Yukon upheld the appeal and overturned the Supreme Court of Yukon’s approval of the transaction.

We are currently in discussions with Exxon with respect to extending the outside date of the proposed transaction, which is currently December 14, 2016. We are also considering options to file for leave to appeal to the Supreme Court of Canada. If the transaction is not effected prior to the outside date, either party has the right to terminate the arrangement agreement. No assurances can be made that InterOil and Exxon will agree on an extension of the outside date and/or that InterOil will be able to effect the transaction with Exxon under the arrangement agreement. On completion of the transaction, financial advisor fees will become payable.

Management Discussion and Analysis INTEROIL CORPORATION 7

In certain circumstances, the termination of the arrangement agreement entered into with Exxon, may result in the Company being required to pay a termination fee of $67 million. The obligation to pay the termination fee will arise where the arrangement agreement is terminated inter alia:

(a)	by Exxon, because of a change to the InterOil Board’s recommendation of the arrangement, except where the change in recommendation resulted from the occurrence of an ExxonMobil Material Adverse Effect (as defined in the arrangement agreement);

(b)	by the Company in order to enter into a Superior Proposal (as defined in the arrangement agreement); or

(c)	by Exxon, as a result of a breach of InterOil’s non-solicitation covenants (as set out in the arrangement agreement).

Further information about the pending transaction with Exxon is set out in filings which are available under our profile on www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION 8

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarters and Nine Months Ended September 30, 2016 and 2015

Consolidated – Operating results	Quarter ended September 30,		Nine months ended September 30,
($ thousands, except per share data)	2016	2015	2016	2015
Interest revenue	7,067	11,244	(3,189)	8,380
Other	97	578	578	3,013
Total revenue	7,164	11,822	(2,611)	11,393
Administrative and general expenses	(14,302)	(6,103)	(54,960)	(19,762)
Legal and professional fees	(2,121)	414	(9,074)	(2,345)
Exploration costs, excluding exploration impairment	(2,988)	(27,172)	(3,047)	(54,144)
Exploration impairment	-	(78,236)	-	(78,236)
Finance costs, excluding interest expense	(968)	(1,917)	(11,472)	(10,514)
Legal settlement expense	(7,500)	-	(7,500)	-
Foreign exchange gains/(losses)	12	(646)	137	872
EBITDA (1)	(20,703)	(101,838)	(88,527)	(152,736)
Depreciation and amortization	(235)	(118)	(978)	(373)
Interest expense	(4,620)	(1,513)	(10,159)	(4,483)
Loss for the period from continuing operations before income taxes	(25,558)	(103,469)	(99,664)	(157,592)
Income tax expense	(124)	(256)	(542)	(534)
Loss for the period	(25,682)	(103,725)	(100,206)	(158,126)
Basic loss per share	(0.51)	(2.09)	(2.01)	(3.19)
Diluted loss per share	(0.51)	(2.09)	(2.01)	(3.19)
Total assets	1,178,399	1,231,923	1,178,399	1,231,923
Total liabilities	456,591	354,756	456,591	354,756
Total long-term liabilities	92,088	96,000	92,088	96,000

Notes:

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Analysis Comparing Financial Condition as at September 30, 2016 and 2015

As at September 30, 2016, our debt-to-capital ratio (being debt divided by [shareholders’ equity plus debt]) was 29%, compared to 7% as at September 30, 2015, well below our targeted maximum gearing level of 50%. Gearing targets are based on factors that include operating cash flows, cash needs for development, capital market and economic conditions, and are assessed regularly. Our current ratio (being current assets divided by current liabilities), which measures our ability to meet short-term obligations, was 1.6 times as at September 30, 2016, compared to 2.8 times as at September 30, 2015. The current ratio satisfied our internal target of above 1.5 times as at September 30, 2016.

Variance in Total Assets:

As at September 30, 2016, our total assets amounted to $1,178.4 million, compared with $1,191.4 million as at December 31, 2015. The decrease of $13.0 million, or 1%, from December 31, 2015, was primarily due to:

-	$52.5 million decrease in trade and other receivables, mainly due to receipt of funds from Total in relation to a transition services agreement and an adjustment to the discounted value of sale proceeds receivable from Total as a result of the change to the expected cash flow timing of the interim resource payment under the Total SSA from June 2016 to April 2017.

Management Discussion and Analysis INTEROIL CORPORATION 9

-	$22.0 million decrease in cash and cash equivalents and restricted cash, mainly attributable to the drilling of Antelope-6, site preparation and pre-spud works for Antelope-7, costs for development survey, environmental and societal studies, preparation works, project finance and operator transition for the Papua LNG Project and head office costs incurred during the nine months ended September 30, 2016.

These decreases have been partially offset by:

-	$63.5 million increase in exploration and evaluation assets costs capitalized during the nine months ended September 30, 2016, primarily associated with the drilling and testing costs for Antelope-6, site preparation and pre-spud work for Antetelope-7 in PRL 15, and costs incurred for development survey, environmental and societal studies, preparation works, project finance and operator transition for the Papua LNG Project.

Variance in Total Liabilities:

As at September 30, 2016, our total liabilities amounted to $456.6 million, compared with $391.7 million at December 31, 2015. The increase of $64.9 million, or 17%, from December 31, 2015, was primarily due to:

-	$160.0 million increase in secured loans as a result of the drawdowns of $290.0 million under the ANZ Facility, which was partly used to refinance the loan under the Credit Suisse Facility during the quarter ended June 30, 2016.
-	$4.5 million increase in other non-current liabilities due to the unwinding of the discount on the liability to PRE during the nine months ended September 30, 2016.

These increases have been partially offset by:

-	$99.2 million decrease in trade and other payables resulting mainly due to the restructure of our activities as a result of the transition of operatorship of PRL 15 to Total and deferral of seismic and drilling activities outside of PRL 15 until the Elk-Antelope appraisal program is completed. The temporary assignment of rig 115 to Total for drilling of Antelope-7 has further decreased the onerous rig 115 contract provision at September 30, 2016.

Analysis of Consolidated Financial Results Comparing Quarters and Nine Months Ended September 30, 2016 and 2015

Our net loss for the quarter ended September 30, 2016 was $25.7 million, compared with a net loss of $103.7 million for the same quarter in 2015, a decrease of $78.0 million. This was primarily due to the recognition of $78.2 million exploration impairment expense in the quarter ended September 30, 2015 associated with the Wahoo well, in addition to a $24.2 million decrease in exploration costs as a result of lower exploration seismic activities during the current quarter. These decreases have been partly reduced by the $8.2 million increase in administrative and general expenses resulting from the stock compensation expense incurred for the restricted stock units granted during the year, costs associated with the potential sale of the Company, restructure of our operations and corporate functions and deferral of seismic and drilling activities outside of PRL 15 until the Elk-Antelope appraisal program is completed, resulting in costs being expensed as incurred, rather than capitalized. In addition, there was a $7.5 million legal settlement expense during the quarter ended September 30, 2016 associated with the settlement of the claim from Puma in relation to sludge which Puma asserted was found in the tanks of the refinery at the time the refinery was sold to Puma in June 2014.

Our net loss for the nine months ended September 30, 2016 was $100.2 million, compared with a net loss of $158.1 million for the same period in 2015, a decrease of $57.9 million. This was primarily due to the recognition of $78.2 million exploration impairment expense in the nine months ended September 30, 2015 associated with the Wahoo well, in addition to a $51.2 million decrease in exploration costs as a result of lower exploration seismic activities during the nine months ended September 30, 2016. These decreases have been partly reduced by the $35.2 million increase in administrative and general expenses for the reasons discussed above. In addition, there was an $11.6 million decrease in interest revenue, mainly due to the adjustments to the amount receivable under the Total SSA as a result of a change in the timing of interim certification payments from June 2016 to April 2017; a $6.7 million increase in legal and professional fees, mainly relating to the potential sale of the Company, shareholder proposals at the Annual General Meeting and other corporate legal matters during the period; a $5.7 million increase in interest expense and a $0.9 million increase in finance costs, primarily incurred under the ANZ Facility; and a $2.4 million decrease in other revenues, primarily due to the reduction in the volume of support services provided to Puma. In addition, there was a $7.5 million legal settlement expense during the quarter ended September 30, 2016 associated with the settlement of the claim from Puma, as discussed above.

Management Discussion and Analysis INTEROIL CORPORATION 10

The table below analyzes key movements, the net of which primarily explains the variance in results between the quarters and nine months ended September 30, 2016 and 2015:

		Quarterly Variance ($ millions)	Nine Months Variance ($ millions)

		($78.0)	($57.9)	Net loss variance for the comparative periods primarily due to:

➢	Interest revenue	($4.2)	($11.6)

Decrease in interest income for the nine month period was mainly due to the adjustments to the amount receivable under the Total SSA as a result of a change in the timing of interim certification payments from June 2016 to September 2016 during the first quarter of 2016 and from September 2016 to March 2017 during the second quarter of 2016, and again from March 2017 to April 2017 during the third quarter of 2016.

➢	Other revenue	($0.5)	($2.4)	Other revenues was comprised of support services (post divestment) recharged to Puma. The volume of support services provided has decreased since the prior year period.
➢	Administrative and general expenses	($8.2)	($35.2)

The increase in administrative and general expenses was mainly due to the stock compensation expense incurred for the restricted stock units granted during the nine months ended September 30, 2016, costs associated with the potential sale of the Company, restructure of our operations and corporate functions and deferral of seismic and drilling activities outside of PRL 15 until the Elk-Antelope appraisal program is completed, resulting in costs being expensed as incurred, rather than capitalized.

➢	Legal and professional fees	($2.5)	($6.7)

The increase in legal and professional fees is mainly relating to the costs associated with the potential sale of the Company, the shareholder proposals at the Annual General Meeting and other corporate legal matters during the current quarter.

➢	Exploration costs	$24.2	$51.1

The decrease in exploration costs for the nine month period was primarily as a result of lower exploration seismic activities. During the prior year periods, we expensed seismic activities over the Murua lead in PPL 474 and PPL 476, exploration seismic over PPL 475, and airborne gravity survey costs incurred for PPL 476, PPL 477 and PRL15.

The temporary assignment of rig 115 for drilling of Antelope-7 has decreased the onerous rig 115 contract provision, which has resulted in a further decrease in exploration costs.

➢	Exploration impairment	$78.2	$78.2	The decrease in exploration impairment for the quarter and nine month period was due to the recognition of $78.2 million exploration impairment expense in the quarter ended September 30, 2015 associated with the Wahoo well.

Management Discussion and Analysis INTEROIL CORPORATION 11

➢	Finance costs, excluding interest expense	$0.9	($1.0)

The increase in finance costs for the nine months ended September 30, 2016 was primarily due to facility fees payable on finalizing the ANZ Facility. The decrease for the quarter ended September 30, 2016 was due to lower commitment fees payable on the ANZ facility due to higher utilization.

➢	Legal settlement expense	($7.5)	($7.5)	During the quarter ended September 30, 2016, we incurred an expense of $7.5 million for the settlement of the claim from Puma in relation to sludge which Puma asserted was found in the tanks of the refinery at the time the refinery was sold to Puma in June 2014.

➢	Foreign exchange gains	$0.7	($0.7)	The decrease in foreign exchange gains for the nine months ended September 30, 2016 was primarily due to lower depreciation of the PGK against USD as compared to the nine months ended September 30, 2015.

➢	Depreciation and amortization	($0.1)	($0.6)	The increase in depreciation expense was due to a decrease in the depreciation that could be capitalized to projects as a result of the reduction in our exploration activities.

➢	Interest expense	($3.1)	($5.7)	The increase in interest expense was largely due to drawdowns under the Credit Suisse and ANZ Facilities during the nine months ended September 30, 2016.

Analysis of Consolidated Cash Flows Comparing Quarters and Nine Months Ended September 30, 2016 and 2015

As at September 30, 2016, we had cash, cash equivalents, and restricted cash of $19.3 million (September 30, 2015 - $126.3 million), of which $10.3 million (September 30, 2015 - $8.2 million) was restricted. Of the total restricted cash at September 30, 2016, $10.2 million was restricted as a debt reserve under the ANZ Facility and the balance was made up of a cash deposit for lease of office premises and term deposits on our PPLs.

	Quarter ended September 30,		Nine months ended September 30,
($ thousands)	2016	2015	2016	2015
Net cash (outflows)/inflows from:
Operations	(38,537)	(16,700)	(101,526)	(61,126)
Investing	(18,327)	(57,488)	(82,627)	(214,202)
Financing	60,000	-	160,000	-
Net cash movement	3,136	(74,188)	(24,153)	(275,328)
Opening cash	5,780	192,265	33,069	393,405
Closing cash	8,916	118,077	8,916	118,077

Cash flows used in operating activities

Cash outflows from operating activities for the quarter ended September 30, 2016 were $38.5 million compared with outflows of $16.7 million for the quarter ended September 30, 2015, a net increase in cash outflows of $21.8 million. Cash outflows from operating activities for the nine months ended September 30, 2016 were $101.5 million compared with outflows of $61.1 million for the nine months ended September 30, 2015, a net increase in cash outflows of $40.4 million.

This table outlines key variances in the cash inflows/(outflows) from operating activities between the quarters and nine months ended September 30, 2016 and 2015:

Management Discussion and Analysis INTEROIL CORPORATION 12

		Quarterly variance ($ millions)	Nine Months variance ($ millions)

		($21.8)	($40.4)	Variance for the comparative periods primarily due to:

➢	Cash used in operations, before changes in operating working capital	$8.2	$5.4	The decrease in cash used in operations, before changes in operating working capital for the quarter, was mainly due to the decrease in exploration costs expensed and offset by the increase in administrative and general expenses, finance costs and interest expense.

➢	Cash generated from operations relating to changes in operating working capital	($30.0)	($45.8)	The increase in cash used in operations relating to changes in operating working capital was due to a reduction in general and head office related trade payables and accruals.

Cash flows used in investing activities

Cash outflows from investing activities for the quarter ended September 30, 2016 were $18.3 million compared with an outflow of $57.5 million for the quarter ended September 30, 2015, a net decrease in cash outflows of $39.2 million. Cash outflows from investing activities for the nine months ended September 30, 2016 were $82.6 million compared with an outflow of $214.2 million for the nine months ended September 30, 2015, a net decrease in cash outflows of $131.6 million.

This table outlines key variances in cash (outflows)/inflows from investing activities between the quarters and nine months ended September 30, 2016 and 2015:

		Quarterly variance ($ millions)	Nine Months variance ($ millions)

		$39.2	$131.6	Variance for the comparative periods primarily due to:

➢	Expenditure on exploration and evaluation assets net of JV contributions	$21.9	$143.9	The decrease in expenditure on exploration and evaluation assets is due to a reduction of all drilling activities during the quarter and nine months ended September 30, 2016.

➢	Proceeds from sale of drilling consumables, spares and plant and equipment	$0.7	$11.9	The increase in the proceeds from sale of drilling consumables, spares and plant and equipment was due to the restructure of our activities and deferral of seismic and drilling activities outside of PRL 15 until the Elk-Antelope appraisal program is completed. As a result, we have disposed of surplus drilling consumables, spares and plant and equipment.

➢	(Increase)/decrease in restricted cash held as security on borrowings	($0.1)	($2.2)	Increase in restricted cash held as security under the ANZ Facility as compared to Credit Suisse Facility.

➢	Cash (used in)/ generated from investing activities relating to change in non-operating working capital	($16.6)	($22.1)	The movement in non-operating working capital was primarily related to a reduction in trade payables and accruals in our exploration and development operations, in addition to a decrease in receivables due to receipt of funds from Total related to services provided under the transitional services arrangements for transfer of operatorship to Total.

Management Discussion and Analysis INTEROIL CORPORATION 13

Cash flows generated from financing activities

Cash inflows from financing activities for the quarter ended September 30, 2016 were $60.0 million compared with nil for the quarter ended September 30, 2015, a net increase in cash inflows of $60.0 million. Cash inflows from financing activities for the nine months ended September 30, 2016 were $160.0 million compared with nil for the nine months ended September 30, 2015, a net increase in cash inflows of $160.0 million.

This table outlines key variances in cash inflows/(outflows) from financing activities between quarters and nine months ended September 30, 2016 and 2015:

		Quarterly variance ($ millions)	Nine Months variance ($ millions)

		$60.0	$160.0	Variance for the comparative periods primarily due to:

➢	Proceeds from drawdown of Credit Facility	$0.0	$60.0	Drawdown of $60.0 million from the Credit Suisse Facility during the quarter ended March 31, 2016, compared with no drawdowns during the prior year periods.

➢	Repayment of Credit Suisse Facility	$0.0	($190.0)	Full repayment of loan under Credit Suisse Facility was made during the quarter ended June 30, 2016.

➢	Proceeds from drawdown of ANZ Facility	$60.0	$290.0	Drawdown of $290.0 million from the ANZ Facility during the nine months ended September 30, 2016, which is used partly to refinance the Credit Suisse Facility.

Management Discussion and Analysis INTEROIL CORPORATION 14

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

This table contains consolidated results for the eight quarters ended September 30, 2016 on a consolidated basis.

Quarters ended ($ thousands except per share	2016			2015				2014
data)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Total revenues	7,164	(10,696)	921	11,690	11,822	(13,643)	13,215	(13,182)
EBITDA (1)	(20,703)	(53,249)	(14,575)	(81,543)	(101,838)	(30,583)	(20,317)	(60,443)
Net loss	(25,682)	(57,546)	(16,978)	(83,830)	(103,725)	(32,531)	(21,869)	(64,205)
From continuing operations	(25,682)	(57,546)	(16,978)	(83,830)	(103,725)	(32,531)	(21,869)	(62,474)
From discontinued operations	-	-	-	-	-	-	-	(1,731)
Basic loss per share	(0.51)	(1.16)	(0.34)	(1.69)	(0.29)	(0.66)	(0.44)	(1.30)
From continuing operations	(0.51)	(1.16)	(0.34)	(1.69)	(0.29)	(0.66)	(0.44)	(1.26)
From discontinued operations	-	-	-	-	-	-	-	(0.04)
Diluted loss per share	(0.51)	(1.16)	(0.34)	(1.69)	(2.09)	(0.66)	(0.44)	(1.30)
From continuing operations	(0.51)	(1.16)	(0.34)	(1.69)	(2.09)	(0.66)	(0.44)	(1.26)
From discontinued operations	-	-	-	-	-	-	-	(0.04)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

This table summarizes the debt facilities available to us and the balances outstanding as at September 30, 2016:

Organization	Facility	Balance outstanding September 30, 2016	Weighted average interest rate	Maturity date
ANZ Facility	$400,000,000	$290,000,000	6.61%	December 2017*

*	Subject to achievement of certain interim milestones.

ANZ Facility

On April 21, 2016, we entered into the ANZ Facility which replaced the Credit Suisse Facility. The ANZ Facility has an annual interest rate of LIBOR plus 6% and terminates on December 31, 2017, subject to certain interim milestones being achieved. The other lenders in the syndicate are Westpac, BSP, Intesa Sanpaolo SPA, Credit Suisse, SocGen, Morgan Stanley and UBS. Security for the ANZ Facility includes certain of the Company’s subsidiaries’ assets.

During the third quarter of 2016, we drew down $60.0 million under this Facility. As at September 30, 2016, we were in compliance with the debt covenants.

Other Sources of Capital

Our share of expenditure on exploration wells, appraisal wells and extended well test programs is funded by capital raising activities, debt, cash calls from joint venture partners and asset sales.

Management Discussion and Analysis INTEROIL CORPORATION 15

Capital Expenditure

Net capital expenditure on exploration and evaluation assets

Net capital expenditures on our exploration and evaluation assets in PNG for the quarter ended September 30, 2016 were $19.1 million, compared with a decrease of $11.2 million during the same period in 2015. Total net capital expenditure for the nine months ended September 30, 2016 was $63.6 million, compared with $135.2 million for the same period in 2015.

This analysis outlines key net capital expenditure in the quarter and nine months ended September 30, 2016:

	Quarterly movement ($ millions)	Nine Months movement ($ millions)

	$546.2	$501.7	Opening balance of exploration and evaluation assets

	$19.1	$63.6	Net capital expenditure consisting of following:

➢	$0.4	$24.2	Costs for drilling and testing of Antelope-6.

➢	$6.7	$14.8	Costs for development survey, environmental and societal studies, preparation works, project finance and operator transition for the Papua LNG Project.

➢	$6.7	$13.5	Costs for site preparation and pre-spud work of Antelope-7.

➢	$5.3	$11.1	Other expenditures, including indirect project support costs and field care and maintenance for PRL 15 and offset by a reduction to inventory due to sales during the periods.

➢	$565.3	$565.3	Closing balance of exploration and evaluation assets

Gross capital expenditure on exploration and evaluation assets

Gross capital expenditure on our exploration and evaluation assets in PNG for the quarter ended September 30, 2016 was $25.9 million, compared with $101.1 million during the same period in 2015. Gross capital expenditure on our exploration and evaluation assets in PNG for the nine months ended September 30, 2016 was $71.6 million, compared with $395.5 million during the same period in 2015.

This analysis outlines key gross capital expenditures in the quarter and nine months ended September 30, 2016:

	Quarterly movement ($ millions)	Nine Months movement ($ millions)

	$25.9	$71.6	Gross capital expenditure consisting of following:

➢	$1.4	$25.1	Costs for drilling and testing of Antelope-6.

➢	$6.8	$15.1	Costs for development survey, environmental and societal studies, preparation works, project finance and operator transition for the Papua LNG Project.

➢	$6.8	$13.7	Costs for site preparation and pre-spud work of Antelope-7.

➢	$10.9	$17.7	Other expenditures, including indirect project support costs and field care and maintenance for PRL 15 and offset by a reduction to inventory due to sales and write down during the periods.

Management Discussion and Analysis INTEROIL CORPORATION 16

Capital Requirements

Our primary use of capital resources has been for exploration and development activities. We have to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to our PPLs and PRLs. Noted below are our contractual obligations and commitments over the next five years which are required at a minimum to maintain our licenses in good standing. Subject to meeting the license commitment requirements, our capital expenditures can be accelerated or decelerated at our discretion.

On April 21, 2016, we entered the ANZ Facility. The ANZ Facility has an annual interest rate of LIBOR plus 6% and terminates on December 31, 2017, subject to certain interim milestones being achieved. The other lenders in the syndicate are Westpac, BSP, Intesa Sanpaolo SPA, Credit Suisse, SocGen, Morgan Stanley and UBS. Security for the ANZ Facility includes certain of the Company’s subsidiaries’ assets. The covenants include a defined calculation for gearing not to exceed 60% at any time, a requirement that the equity does not fall below $500.0 million at any time, agreed expenditure limits tested for the six months period ending each quarter and a requirement to obtain consent to redraw the facility after receipt of the interim certification payment under the Total SSA.

On May 20, 2016, the PRL 15 Joint Venture approved the drilling of a further appraisal well (the Antelope-7 well) within the Antelope field to appraise for additional volumes over the western flank of the field, as indicated by the Antelope-5 well results and seismic reprocessing. As a result, in June 2016 we estimated that the interim resource certification payment under the Total SSA would be received by the end of the first quarter of 2017, as opposed to September 2016. In September 2016 we further adjusted the expected timing of the payment from the end of the first quarter of 2017 to April 2017 to take into account the timing of the spudding of Antelope-7. We believe that the ANZ Facility will enable us to fund operations until the estimated interim certification payment is received. We can also raise additional funding through asset sales or additional equity to ensure sufficient cash is available to further our development plans.

In July 2015, we filed a short form base shelf prospectus with the Alberta Securities Commission and a corresponding registration statement on Form F-10 with the SEC pursuant to the multi-jurisdictional disclosure system. These filings will enable us to add financial flexibility in the future if needed and issue, from time to time, up to an aggregate of $1.0 billion of securities in one or more offerings for a period of 25 months from the effective date of the prospectus. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof. We expect that we will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.

Oil and gas exploration and development and liquefaction are capital intensive. Our PRL 15 Joint Venture share of costs of construction of a liquefaction plant, central processing facility and other infrastructure associated with the proposed Papua LNG Project may amount to billions of dollars and thus exceed our existing cash balances. Our ability to raise capital depends, among other things, on market conditions. No assurance can be given that we will obtain new capital or refinance current facilities on terms that are acceptable to us, particularly with market volatility.

Management Discussion and Analysis INTEROIL CORPORATION 17

Contractual Obligations and Commitments

This table contains information on payments to meet our contracted exploration and debt obligations for each of the next five years and beyond. It should be read in conjunction with our Condensed Consolidated Interim Financial Statements, Consolidated Financial Statements and respective notes thereto.

	Payments Due by Period
Contractual obligations ($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
PPLs and PRLs	280,281	418	84,563	-	195,300	-	-
Secured loans	293,645	293,645	-	-	-	-	-
Other non-current liabilities	96,000	-	96,000	-	-	-	-
Total	669,926	294,063	180,563	-	195,300	-	-

The PPL and PRL amounts represent our commitments on these licenses as at September 30, 2016. On March 6, 2014, our applications for new PPLs were approved and included new license commitments. On May 6, 2016, our applications to vary the PPLs years three and four commitments were approved. The original commitments and the approved variations require us to spend an additional $252.5 million over the remainder of their six-year terms.

Further, the terms of grant of PRL 39 requires us to spend $27.8 million on the license area by the end of 2018.

Off Balance Sheet Arrangements

During the quarter and as at September 30, 2016, we had no off balance sheet arrangements or relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Other than remuneration paid to key management personnel, no related party transaction took place during the quarter and nine months ended September 30, 2016.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 Series A preferred shares are authorized (none of which are outstanding). As of September 30, 2016, we had 50,147,354 common shares issued and outstanding (50,804,626 common shares on a fully diluted basis) and no preferred shares issued and outstanding. The potential dilutive instruments outstanding as at September 30, 2016 included employee stock options and restricted stock in respect of 657,272 common shares.

As of November 14, 2016, we had 50,147,354 common shares issued and outstanding (50,804,626 common shares on a fully diluted basis) and no preferred shares issued and outstanding. The potential dilutive instruments outstanding as at November 14, 2016 included employee stock options and restricted stock in respect of 657,272 common shares.

RISK FACTORS

Our business operations and financial position are subject to risks. A summary of the key risks that may affect matters addressed in this document have been included under “Forward Looking Statements” above. Detailed risk factors can be found under “Risk Factors” in our 2015 AIF and in our Management Information Circular dated August 16, 2016.

Management Discussion and Analysis INTEROIL CORPORATION 18

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the Condensed Consolidated Interim Financial Statements and accompanying notes. Actual results could differ from those estimates. The effect of changes in estimates on future periods have not been disclosed in the Condensed Consolidated Interim Financial Statements as estimating it is impracticable. During the nine months ended September 30, 2016, there were no changes in the methodology used to make critical accounting estimates to those disclosed in our 2015 MD&A.

For a discussion of those accounting policies, please refer to Note 2 of the notes to our Consolidated Financial Statements for the year ended December 31, 2015, available at www.sedar.com, which summarizes our significant accounting policies.

NEW ACCOUNTING STANDARDS

New accounting standards not yet applicable as at September 30, 2016

These new standards have been issued but are not yet effective for the financial year beginning January 1, 2016 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. We have yet to assess IFRS 9’s full impact, but we do not expect any material changes due to this standard. We have not yet decided whether to early adopt IFRS 9.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2018): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. We are currently evaluating the impact of adopting this standard.

-	IFRS 16 ‘Leases’ (effective from January 1, 2019): The new standard now requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard has an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard also provides guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts). We are currently evaluating the impact of this standard.

NON-GAAP MEASURES AND RECONCILIATION

In this MD&A, we use the term EBITDA which is a non-GAAP financial measure.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e. IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such.

This table reconciles net (loss)/profit from continuing operations, a GAAP measure, to EBITDA from continuing operations, a non-GAAP measure for each of the last eight quarters.

Management Discussion and Analysis INTEROIL CORPORATION 19

Quarters ended	2016			2015				2014
($ thousands)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Earnings before interest, taxes, depreciation and amortization	(20,703)	(53,249)	(14,575)	(81,543)	(101,838)	(30,583)	(20,317)	(60,443)
Interest expense	(4,620)	(3,406)	(2,132)	(1,639)	(1,513)	(1,492)	(1,477)	(1,464)
Income taxes	(124)	(343)	(75)	(495)	(256)	(207)	(70)	(211)
Depreciation and amortisation	(235)	(548)	(196)	(153)	(118)	(249)	(5)	(356)
From continuing operations	(25,682)	(57,546)	(16,978)	(83,830)	(103,725)	(32,531)	(21,869)	(62,474)
From discontinued operations	-	-	-	-	-	-	-	(1,731)
Net loss	(25,682)	(57,546)	(16,978)	(83,830)	(103,725)	(32,531)	(21,869)	(64,205)

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our 2015 AIF, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the SEC at www.sec.gov. Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to us is made known to our Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by us in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time specified in securities legislation. Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of our disclosure controls and procedures at our financial year-end and have concluded that our disclosure controls and procedures are effective at December 31, 2015 for the foregoing purposes.

While our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide reasonable assurance that they are effective, they do not expect that the disclosure controls and procedures will necessarily prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of our internal controls over financial reporting at our financial year-end and concluded that our internal control over financial reporting is effective, at December 31, 2015, for the foregoing purpose.

Management Discussion and Analysis INTEROIL CORPORATION 20

Material Changes in Internal Control over Financial Reporting

No material change in our internal controls over financial reporting were identified during the nine months ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

A control system, including our disclosure and internal controls and procedures, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met, no matter how well it is conceived, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Management Discussion and Analysis INTEROIL CORPORATION 21